FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 05, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 June 2006, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2006 to 30 June 2006 as listed below.

Non Executive Director        Ordinary Shares        American Depository Shares
                                                                 (ADS)
Sir Christopher Gent              1,674.85
Mr Lawrence Culp                                                 663.01
Sir Crispin Davis                 1,339.88
Sir Deryck Maughan                                               663.01
Sir Ian Prosser                     753.68
Dr Ronaldo Schmitz                  736.94
Mr Tom de Swaan                     251.23
Sir Robert Wilson                   418.71

In addition, Mr de Swaan was provisionally allocated 249.06 Ordinary Shares for the period of service from 1 January 2006 to 31 March 2006.

The Company and the directors were informed of these allocations on 4 July 2006.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

5 July 2006


                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 05, 2006                                           By: SIMON BICKNELL
                                                              ------------------
                                                               Simon Bicknell
                                                               Company Secretary
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc